UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4.	The Solicitation or Recommendation.

The section under the heading “Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph on page 11 in its entirety as follows:

From November 2015 to May 2016, the Company and Centerview had discussions with over 30 parties regarding a potential strategic transaction with the Company. Eight of those parties expressed interest in a potential transaction with the Company. During this time period, seven of the parties entered into confidentiality agreements with the Company and attended management presentations given by the Company. Six of the seven non-disclosure agreements contained standstill provisions, including one non-disclosure agreement that had a standstill provision that did not automatically terminate when the Company announced that it had entered into the Merger Agreement. However, except as described below, none of these parties chose to advance these discussions beyond a preliminary stage.

The section under the heading “Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 11 in its entirety as follows:

On January 8, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti briefed the Board on the proposal received from Party A and updated the Board on the status of the discussions. The Board also reviewed the Company’s then-current financial projections.

The section under the heading “Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sixth paragraph on page 13 in its entirety as follows:

On March 24, 2016, the Board held a special meeting in which members of the Company’s management team participated. Mr. Angotti and Dr. Freund updated the Board on the recent discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Party B. Following discussion, the Board determined that the proposal from Party B was not a sufficient basis to allow access to further due diligence materials and instructed the Company’s representatives to attempt to negotiate with Party B for a higher price per Share. The Board further concluded that the Company’s representatives should continue their ongoing discussions with parties that may be interested in pursuing a potential strategic transaction with the Company. The Board also approved the principal terms of a license, development and commercialization agreement with Dr. Reddy’s Laboratories, S.A. (“DRL”) with respect to XP23829. Pursuant to this agreement, the Company received an upfront, non-refundable cash payment of $47.5 million and an additional $2.5 million payment after delivery of certain clinical trial materials. The Company will also be eligible to receive aggregate cash payments of up to $440 million upon the achievement of certain predefined milestones, of which $190 million are regulatory-based milestones and $250 million are commercialization-based milestones. In addition, the Company will be entitled to receive tiered double digit royalty payments of up to the mid-teems on a percentage basis on potential future net sales of XP23829-related products in the United States.

The section under the heading “Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on page 15 in its entirety as follows:

On May 2, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti and representatives of Centerview updated the Board on the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Parent and Party B. In addition, the Company’s management team presented to the Board financial projections for fiscal years 2016 through 2029, and discussed with the Board the manner in which the financial projections were prepared and the material assumptions underlying the financial projections. These financial projections updated the Company’s January 8, 2016 financial projections to, among other things, account for the License, Development and Commercialization Agreement with Doctor Reddy’s Laboratories, S.A. that was entered into on March 26, 2016. Representatives of Centerview provided an overview of Parent and Party B and their respective acquisition proposals, and discussed its preliminary financial analyses with respect to Parent’s proposal and Party B’s proposal. Weil reminded the Board of its prior discussions regarding the fiduciary duties of the Board under applicable law relating to the consideration of a possible sale of the Company. The Board determined that the Company should continue to negotiate with Parent and Party B for a higher price per Share and should attempt to contact Party A and other strategic parties that the Company had preliminary discussions with earlier in 2016.

The section under the heading “Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on page 17 in its entirety as follows:

On May 18, 2016, Party B’s outside counsel delivered to Weil a revised draft of the Merger Agreement and an updated draft of a related contingent value rights agreement, and a representative of Party B delivered to the Company’s Chief Executive Officer a revised expression of interest letter. This proposal reconfirmed Party B’s April 28, 2016 proposal to acquire the Company for $6.40 per Share in cash and the basic economic terms of the contingent consideration relating to the potential milestone and royalty payments from DRL with respect to XP23829, but reduced the term of the contingent value rights to five years. This change would eliminate the Company’s stockholders’ right to receive payments for potential regulatory and sales milestones and royalties beyond the 5 year term. Previously, Party B’s proposal did not include a term limit with respect to the potential payments described above. Also on May 18, 2016, Weil and representatives of Centerview discussed with members of the Company’s management team certain changes proposed by Party B to the Company’s draft Merger Agreement and the updated draft of the contingent value rights agreement, including, among other things, the modifications to the contingent consideration offered by Party B. Centerview performed an analysis with respect to Party B’s revised offer (including the changes to the terms of the contingent consideration described above). The value of the 5-year CVR implied by this analysis was materially lower than the implied value of the CVR without a 5-year term as originally proposed by Party B. Centerview presented this analysis to the Board, and the Board considered Centerview’s analysis in evaluating Party B’s revised proposal. Later that day, a representative of Party B contacted Mr. Angotti and indicated that Party B could not increase its offer any further.

The subsection under the heading “Selected Public Company Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by removing and replacing the bulleted list on page 25 in its entirety with the following:

Company	Revenue Multiple
	2016E	2017E
AMAG Pharmaceuticals, Inc.	2.7x	2.3x
Amarin Corporation plc	4.8x	3.4x
Corcept Therapeutics Incorporated	7.8x	5.0x
Eagle Pharmaceuticals, Inc.	2.7x	2.0x
Orexo AB (publ)	2.9x	2.2x
Raptor Pharmaceutical Corp.	3.6x	3.0x
Retrophin, Inc.	4.0x	3.4x
Spectrum Pharmaceuticals, Inc.	4.0x	4.8x
Supernus Pharmaceuticals, Inc.	4.1x	3.3x
Vanda Pharmaceuticals Inc.	1.9x	1.4x

The subsection under the heading “Selected Precedent Transactions Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the second paragraph on page 26 in its entirety and deleting the table following the first paragraph on page 26 in its entirety.

The subsection under the heading “Selected Precedent Transactions Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting as the third paragraph on page 26 the disclosure set forth below:

Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction (i) as a multiple of the target company’s forward projected revenue one year following the transaction announcement and (ii) as a multiple of the target company’s forward projected revenue two years following the transaction announcement, as reflected below.

Transaction Value / Forward Revenue
Date Announced	Target	Acquiror	1 year	2 year
12/11/15	Crealta Holdings LLC	Horizon Pharma plc	6.8x	NA
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	7.2x	6.2x
10/06/14	Durata Therapeutics, Inc.	Actavis plc	11.0x	6.5x
09/29/14	Lumara Health Inc.	AMAG Pharmaceuticals, Inc.	3.8x	NA
02/11/14	Cadence Pharmaceuticals Inc.	Mallinckrodt Plc	7.4x	5.5x
01/21/14	NuPathe Inc.	Teva Pharmaceutical Industries Ltd.	5.7x	2.3x
12/19/13	Gentium S.p.A.	Jazz Pharmaceuticals plc	8.4x	5.6x
11/05/13	Paladin Labs Inc.	Endo Health Solutions Inc.	4.8x	4.9x
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.	3.9x	2.8x
04/29/13	Actient Holdings LLC	Auxilium Pharmaceuticals, Inc.	4.4x	NA
04/03/13	Obagi Medical Products Inc.	Valeant Pharmaceuticals International Inc.	3.1x	2.9x
04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc	3.6x	NA
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated	2.5x	2.1x
04/05/11	Inspire Pharmaceuticals, Inc.	Merck & Co., Inc.	3.8x	3.2x

“NA” indicates data not available.

The subsection under the heading “Selected Precedent Transactions Analysis” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second sentence of the first paragraph on page 27 in its entirety.

The section under the heading “Certain Company Forecasts” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by removing and replacing in their entirety the tables and related footnotes on page 30 with the following:

($ millions)

Without XP23829 (at 0% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue (Excl. XP23829)	70	90	116	145	182	213	248	288	325	217	61	53	34	29
Total XP23829 Revenue	7	5	5	5	5	5	5	5	5	5	—	—	—	—
Total Revenue	$77	$95	$121	$150	$187	$218	$253	$293	$330	$222	$61	$53	$34	$29
Total Revenue (Excl. Non-Cash/One-Time)(2)	$66	$89	$115	$141	$176	$212	$248	$286	$324	$216	$57	$51	$33	$28
Total R&D	(5)	(3)	(1)	(2)	(3)	(3)	(3)	(3)	(1)	(1)	(0)	(0)	(0)	(0)
Total S&M	(62)	(66)	(79)	(87)	(93)	(95)	(98)	(95)	(98)	(60)	(12)	(10)	(8)	(7)
Total G&A	(48)	(52)	(53)	(54)	(56)	(58)	(60)	(61)	(63)	(39)	(8)	(7)	(7)	(6)
Operating Income	($42)	($31)	($17)	$0	$28	$53	$85	$124	$158	$116	$39	$34	$18	$15
Net Income	($45)	($35)	($20)	($3)	$24	$50	$81	$120	$154	$73	$23	$20	$9	$8

(1)	Assumes XP23829 does not advance beyond Phase 3 clinical trials and does not achieve future milestone and royalty payments under the license, development and commercialization agreement with DRL.
(2)	Total revenue, excluding one-time milestone payments and non-cash revenue.

($ millions)

With XP23829 (at 100% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue (Excl. XP23829)	70	90	116	145	182	213	248	288	325	217	61	53	34	29
Total XP23829 Revenue	7	5	20	81	8	10	15	18	24	55	31	35	79	43
Total Revenue	$77	$95	$136	$226	$190	$223	$263	$306	$349	$272	$92	$88	$113	$72
Total Revenue (Excl. Non-Cash/One-Time)(2)	$66	$89	$115	$143	$180	$218	$257	$299	$344	$241	$88	$87	$72	$71
Total R&D	(5)	(3)	(1)	(2)	(3)	(3)	(3)	(3)	(1)	(1)	(0)	(0)	(0)	(0)
Total S&M	(62)	(66)	(79)	(87)	(93)	(95)	(98)	(95)	(98)	(60)	(12)	(10)	(8)	(7)
Total G&A	(48)	(52)	(53)	(54)	(56)	(58)	(60)	(61)	(63)	(39)	(8)	(7)	(7)	(6)
Operating Income	($42)	($31)	($2)	$76	$31	$59	$94	$137	$177	$166	$70	$70	$97	$58
Net Income	($45)	($35)	($5)	$73	$27	$55	$90	$134	$174	$106	$43	$43	$61	$36

(1)	Assumes XP23829 advances in development and achieves future milestone and royalty payments under the license, development and commercialization agreement with DRL based on management’s forecasts.
(2)	Total revenue, excluding one-time milestone payments and non-cash revenue.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XenoPort, Inc.

Dated: June 24, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer